UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2015

STRATA OIL & GAS INC.

(Registrant’s Name)

10010 - 98 Street
PO Box 7770
Peace River, AB
T8S 1T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Section 5 – Departure of Directors or Certain Officers: Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 25, 2015, Ron Daems resigned as Director, Chief Executive Officer, Chief Financial Officer, President and Secretary of Strata Oil & Gas Inc. ("Strata") effective immediately. The Company is not aware of any disagreement between Mr. Daems and Strata and any other officer or director of the Company.

On June 25, 2015, Strata's Board of Directors appointed Mr. Trevor Newton as Chief Executive Officer, Chief Financial Officer, President and Secretary. Mr. Newton has been appointed to serve until his successor is duly elected and qualified. There was no arrangement or understanding between Mr. Newton and any other person pursuant to which Mr. Newton was selected as an officer. There is no disclosure required by Item 404(a) of Regulation S-K.

Set forth below is a brief description of the background and business experience of Mr. Trevor Newton over the past ten years.

Mr. Newton is the founder and a director of Strata Oil & Gas, and has been involved in the development of the company from the initial land acquisition and discovery stage, through to the present. He has assisted the company by establishing its corporate focus, assembling its team, and helping advance its core project.

Mr. Newton's corporate experience has primarily been in the resource sector, where he has assisted private and public companies in their financing, project acquisition, and development. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University. Mr Newton is also a director of Patriot Gold Corp., a publically traded company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

By:	/s/ Trevor Newton
Name: Title:	Trevor Newton President

Date:  June 29, 2015